FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 5, 2004

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO finalises sale of LeasePlan Corporation”, dated November 4, 2004.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: November 5, 2004	By:	/s/ Drs T de Swaan

		Name:	Drs T de Swaan
		Title:	Member of the Managing Board

	By:	/s/ Mr H. Duijn

		Name:	Mr H. Duijn
		Title:	Secretary Managing Board

Item 1

Amsterdam, 4 November 2004

ABN AMRO finalises sale of LeasePlan Corporation

ABN AMRO today announced that it has finalised the sale of LeasePlan Corporation to a consortium of investors led by Volkswagen Group. The agreement for the sale and purchase of LeasePlan Corporation was previously announced on 21 April 2004. The group of investors has paid EUR 2 bln. LeasePlan Corporation paid out a special dividend of EUR 130 mln.

As a subsidiary of ABN AMRO, LeasePlan Corporation became the European market leader in operational multi-brand car leasing and one of the world's leading companies in fleet management services. The decision to sell LeasePlan Corporation is based on ABN AMRO’s strategy to focus on its core banking activities, allocating its resources to those activities generating the highest possible benefits for clients and shareholders.

The transaction has been approved by the regulatory authorities and is effective 4 November 2004. ABN AMRO's profit on the sale is approximately EUR 950 mln (including EUR 90 mln reversal of goodwill directly credited to equity). The profit on the sale will not be included in the dividend base for 2004. As ABN AMRO has announced earlier, it will use the proceeds of the sale of LeasePlan Corporation to buy back the shares issued as interim stock dividend for the financial year 2004. Thereafter ABN AMRO remains committed to buying back the final stock dividend for the financial year 2004 in line with the new policy as announced in the second quarter results release.

Following the completion of the transaction, Volkswagen Group now holds 50% of the shares in LeasePlan Corporation. Two co-investors, the Mubadala Development Company, based in Abu Dhabi, and Olayan Group, based in Saudi Arabia, each own 25%.

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